EXHIBIT 11

HILLS BANCORPORATION			Exhibit 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2011	2010	2009

Shares of common stock, beginning	4,398,337	4,422,274	4,440,545

Shares of common stock, ending	4,759,818	4,398,337	4,422,274

Computation of weighted average number of basic and
diluted shares:
Common shares outstanding at the beginning of the year	4,398,337	4,422,274	4,440,545
Weighted average number of net shares issued (redeemed)	52,461	(14,984)	(17,843)
Weighted average shares outstanding (basic)	4,450,798	4,407,290	4,422,702
Weighted average of potential dilutive shares
attributable to stock options granted, computed under
the treasury stock method	7,724	10,968	12,812
Weighted average number of shares (diluted)	4,458,522	4,418,258	4,435,514

Net income (In Thousands)	$26,777	$23,316	$15,985

Earnings per share:
Basic	$6.02	$5.29	$3.61
Diluted	$6.01	$5.28	$3.60

Dividends per common share	$1.00	$0.91	$0.91